

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Gregory C. Critchfield, M.D., M.S.
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109

> **Re:** **Sera Prognostics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.4, 10.5, 10.5.1, 10.5.2 and 10.8**
> **Submitted March 29, 2021**
> **CIK No. 0001534969**

Dear Dr. Critchfield:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance